FORUM ENERGY TECHNOLOGIES, INC.
10344 Sam Houston Park Drive, Suite 300
Houston, Texas 77064
(281) 949-2500

September 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:    Timothy S. Levenberg

Re:	Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-233678)

Ladies and Gentlemen:

Forum Energy Technologies, Inc. (the “Company”), on its own behalf and on behalf of the other registrants named in its Registration Statement on Form S-3 (Registration Statement No. 333-233678) (the “Registration Statement”), hereby withdraws its request, dated September 13, 2019, that the Registration Statement become effective on Tuesday, September 17, 2019, at 4:30 p.m., Washington D.C. time, or as soon as practicable thereafter. The Company intends to file a pre-effective amendment to the Registration Statement and to submit the acceleration request thereafter.
Very truly yours,
FORUM ENERGY TECHNOLOGIES, INC.

By:     /s/ John C. Ivascu
John C. Ivascu
Senior Vice President, General Counsel and Secretary

cc:    James B. Marshall, Baker Botts L.L.P.